October 15, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 24, 2010

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 1, 2010

File No. 1-14487

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated September 24, 2010 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to October 29, 2010.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Treasury Director
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Securities and Exchange Commission